Exhibit 12.2

Consolidated Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings
Net Income for Common Stock	$1,058	$1,020	$1,014	$978	$893
Preferred Stock Dividend	—	—	3	11	11
(Income) or Loss from Equity Investees	—	—	—	—	2
Minority Interest Loss	—	—	—	—	—
Income Tax	555	520	529	558	495

Pre-Tax Income	1,613	1,540	1,546	1,547	1,401

Add: Fixed Charges*	580	564	573	561	578
Add: Amortization of Capitalized Interest	—	—	—	—	—
Add: Distributed Income of Equity Investees	—	—	—	—	—
Subtract: Interest Capitalized	—	—	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—	—	—

Earnings	$2,193	$2,104	$2,119	$2,108	$1,979

* Fixed Charges
Interest on Long-term Debt	$510	$496	508	505	$520
Amortization of Debt Discount, Premium and Expense	13	15	17	18	17
Interest Capitalized	—	—	—	—	—
Other Interest	15	11	22	16	$19
Interest Component of Rentals	42	42	26	22	22
Pre-Tax Preferred Stock Dividend Requirement	—	—	—	—	—

Fixed Charges	$580	$564	$573	$561	$578

Ratio of Earnings to Fixed Charges	3.8	3.7	3.7	3.8	3.4